Exhibit 99.1

FOR:	OPTIBASE, LTD.
OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com
KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE SELLS INTELLECTUAL PROPERTY RIGHTS

        HERZLIYA, Israel, September 7, 2005 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions has announced that it has signed an agreement with Acoustic Technology for the sale of intellectual property rights for one million dollars ($1,000,000) in cash. Optibase will still maintain the worldwide right and license to develop and sell products covered by these intellectual property rights

        “Apart from securing significant financial benefits, the price tag of this IP transfer reflects the high value that the industry places on Optibase’s leading technology, ” said Uzi Breier CEO of Optibase.

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.